UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Royalty Pharma plc
(Name of Issuer)

Class A Ordinary Shares
(Title of Class of Securities)

G7709Q104
(CUSIP Number)

Juan Francisco Mendez, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
(212) 455-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 9, 2022
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G7709Q104
1	NAMES OF REPORTING PERSONS
M. Germano Giuliani

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Switzerland and of the United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
12,554,660

	8	SHARED VOTING POWER
50,000

	9	SOLE DISPOSITIVE POWER
12,554,660

	10	SHARED DISPOSITIVE POWER
50,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,604,660

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. G7709Q104
1	NAMES OF REPORTING PERSONS
Skyeline Management Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
9,077,140

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
9,077,140

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,077,140

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. G7709Q104
1	NAMES OF REPORTING PERSONS
Avara Management Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
12,554,660

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
12,554,660

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,554,660

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. G7709Q104
1	NAMES OF REPORTING PERSONS
MGG Strategic SICAF SIF S.A. – MGG Strategic

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
23,390,000

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
23,390,000

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
23,390,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. G7709Q104
1	NAMES OF REPORTING PERSONS
MGG Strategic SICAF SIF S.A.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
23,390,000

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
23,390,000

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
23,390,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. G7709Q104
1	NAMES OF REPORTING PERSONS
GG1978 SICAF SIF S.A. – GG Strategic

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
22,926,170

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
22,926,170

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
22,926,170

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. G7709Q104
1	NAMES OF REPORTING PERSONS
GG 1978 SICAF SIF S.A.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
22,926,170

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
22,926,170

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
22,926,170

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. G7709Q104
1	NAMES OF REPORTING PERSONS
GISEV Trustees Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Guernsey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
46,316,170 (1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
46,316,170 (1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
46,316,170 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) The number of shares referenced herein include (i) 23,390,000 Class A Shares directly held by MGG Strategic SICAF SIF S.A. – MGG Strategic, a sub-fund of MGG Strategic SICAF SIF S.A., which is owned by the MGG Trust, for which GISEV Trustees Limited is the trustee; and (ii) 22,926,170 Class A Shares directly held by GG 1978 SICAF SIF S.A. – GG Strategic, a sub-fund of GG 1978 SICAF SIF S.A., which is owned by the GG Trust, for which GISEV Trustees Limited is the trustee.

CUSIP No. G7709Q104
1	NAMES OF REPORTING PERSONS
Achille G. Severgnini

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Italy

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
46,316,170 (1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
46,316,170 (1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
46,316,170 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) The number of shares referenced herein include (i) 23,390,000 Class A Shares directly held by MGG Strategic SICAF SIF S.A. – MGG Strategic, a sub-fund of MGG Strategic SICAF SIF S.A., which is owned by the MGG Trust, for which Achille G. Severgnini is the protector; and (ii) 22,926,170 Class A Shares directly held by GG 1978 SICAF SIF S.A. – GG Strategic, a sub-fund of GG 1978 SICAF SIF S.A., which is owned by the GG Trust, for which Achille G. Severgnini is the protector.

Explanatory Note

This Amendment No. 2 amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on June 29, 2020 and amended by Amendment No. 1 filed on April 5, 2022 (as amended, the “Schedule 13D”) with respect to the Class A Ordinary Shares, par value $0.0001 per share (“Class A Shares”) of Royalty Pharma plc, a company formed under the jurisdictions of England and Wales (the “Issuer”).  Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5(a) – (c) of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) and (b) The percentage of beneficial ownership in this Schedule 13D is based on an aggregate of 437,139,178 Class A Shares outstanding as of August 1, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on August 4, 2022.

The aggregate number and percentage of shares of Class A Shares beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

As of the date hereof: (a) Skyeline directly holds 9,077,140 Class A Shares, (b) Avara directly holds 3,477,520 Class A Shares, (c) MGG Strategic directly holds 23,390,000 Class A Shares, (d) GG Strategic directly holds 22,926,170 Class A Shares, and (e) the spouse of M. Germano Giuliani directly holds 50,000 Class A Shares over which Mr. Giuliani may be deemed to have shared beneficial ownership.

Collectively, the Reporting Persons may be deemed to beneficially own an aggregate of 58,920,830 Class A Shares, representing beneficial ownership over 13.5% of the outstanding Class A Shares.

Skyeline is wholly-owned by Avara. Avara is wholly-owned by M. Germano Giuliani.

MGG Strategic is a sub-fund managed and administered by MGG SICAF. A board of directors consisting of M. Germano Giuliani, Achille G. Severgnini, Marco Sterzi and Franco Toscano has voting and dispositive power over the securities managed by MGG SICAF. Each member of the board disclaims beneficial ownership over such shares. MGG SICAF is owned by the MGG Trust of which M. Germano Giuliani is the beneficiary. The MGG Trust is the 100% economic owner of the shares held by MGG Strategic.

GG Strategic is a sub-fund managed and administered by GG 1978 SICAF. A board of directors consisting of Giammaria Giuliani, Achille G. Severgnini, Marco Sterzi and Franco Toscano has voting and dispositive power over the securities managed by GG 1978 SICAF. Each member of the board disclaims beneficial ownership over such shares. GG 1978 SICAF is owned by the GG Trust, of which Giammaria Giuliani is the beneficiary (together with the MGG Trust, the “Trusts”). The GG Trust is the 100% economic owner of the shares held by GG Strategic. Each of M. Germano Giuliani and Giammaria Giuliani disclaim beneficial ownership over the shares beneficially owned by MGG Strategic and GG Strategic.

The trustee of each of the Trusts is GISEV Trustees. The protector of each of the Trusts is Achille G. Severgnini, who has the power to remove and replace the trustee of each the Trusts.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the Class A Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose and each of the Reporting Persons expressly disclaims beneficial ownership of such Class A Shares and any assertion or presumption that it or he and the other persons on whose behalf this statement is filed constitute a “group.”

(c)          Except as set forth in this Amendment No. 2, none of the Reporting Persons has effected any transactions in the Class A Shares during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The information provided or incorporated by reference in Items 3, 4 and 5 is hereby incorporated by reference herein.

MGG Strategic Facility Agreement

MGG SICAF, acting solely in respect of its sub-find MGG Strategic, entered into a Facility Agreement (the “MGG Facility Agreement” and, together with each agreement or instrument delivered pursuant to the foregoing or pursuant to the security interests and collateral granted in accordance with the foregoing, the “MGG Facility Documents”), dated as of August 9, 2022, with UBS Switzerland AG, as lender, pursuant to which MGG Strategic pledged an aggregate of 11,595,000 Class A Shares as collateral to secure its obligations under the MGG Facility Agreement.  The maximum amount available for MGG Strategic under the Facility Agreement is $50 million in respect of the committed facility under the MGG Facility Agreement, and $50 million in respect of the uncommitted facility under the MGG Facility Agreement. The maturity date in respect of the committed facility under the MGG Facility Agreement is August 9, 2024, and in respect of the uncommitted facility under the MGG Facility Agreement is August 9, 2023, with the possibility of extension thereof in accordance with the terms of the MGG Facility Agreement.  Upon the occurrence of certain events that are customary for this type of facility, the lender may exercise its rights to require MGG Strategic to pre-pay the loan proceeds or post additional collateral, or foreclose on, and dispose of, the pledged securities in accordance with the MGG Facility Documents.

GG Strategic Facility Agreement

GG SICAF, acting solely in respect of its sub-find GG Strategic, entered into a Facility Agreement (the “GG Facility Agreement” and, together with each agreement or instrument delivered pursuant to the foregoing or pursuant to the security interests and collateral granted in accordance with the foregoing, the “GG Facility Documents”), dated as of August 9, 2022, with UBS Switzerland AG, as lender, pursuant to which GG Strategic pledged an aggregate of 5,800,000 Class A Shares as collateral to secure its obligations under the GG Facility Agreement. The maximum amount available for GG Strategic under the Facility Agreement is $50 million under an uncommitted facility under the GG Facility Agreement. The maturity date for the GG Facility Agreement is August 9, 2023, with the possibility of extension thereof in accordance with the terms of the GG Facility Agreement.  Upon the occurrence of certain events that are customary for this type of loan, the lender may exercise its rights to require GG Strategic to pre-pay the loan proceeds or post additional collateral, or foreclose on, and dispose of, the pledged securities in accordance with the GG Loan Documents.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 11, 2022
MARIO GERMANO GIULIANI

	By:	/s/ Mario Germano Giuliani
	Name:	Mario Germano Giuliani

SKYELINE MANAGEMENT LTD

By:	GISEV Family Office SA, Corporate Director

By:	/s/ Achille G. Severgnini
Name:	Achille G. Severgnini
Title:	Director

AVARA MANAGEMENT LTD

By:	GISEV Family Office SA, Corporate Director

By:	/s/ Achille G. Severgnini
Name:	Achille G. Severgnini
Title:	Director

MGG STRATEGIC SICAF SIF S.A. – MGG Strategic

By:	/s/ Achille G. Severgnini
Name:	Achille G. Severgnini
Title:	Director

By:	/s/ Mario Germano Giuliani
Name:	Mario Germano Giuliani
Title:	Director

MGG STRATEGIC SICAF SIF S.A.

By:	/s/ Achille G. Severgnini
Name:	Achille G. Severgnini
Title:	Director

By:	/s/ Mario Germano Giuliani
Name:	Mario Germano Giuliani
Title:	Director

GG 1978 SICAF SIF S.A. – GG STRATEGIC

By:	/s/ Achille G. Severgnini
Name:	Achille G. Severgnini
Title:	Director

By:	/s/ Giammaria Giuliani
Name:	Giammaria Giuliani
Title:	Director

GG 1978 SICAF SIF S.A.

By:	/s/ Achille G. Severgnini
Name:	Achille G. Severgnini
Title:	Director

By:	/s/ Giammaria Giuliani
Name:	Giammaria Giuliani
Title:	Director

GISEV TRUSTEES LIMITED

By:	/s/ Karen Ann Higgins
Name:	Karen Ann Higgins
Title:	Director

ACHILLE G. SEVERGNINI

/s/ Achille G. Severgnini